FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 5 November 2007	By	/s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (01 October 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 October 2007)

Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (02 October 2007)	Announcement Mr Pollaers informs the Company of his beneficial interests. (19 October 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 October 2007)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (19 October 2007)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 October 2007)	Announcement Mr Menezes informs the Company of his beneficial interests. (22 October 2007)

Announcement Company announces Annual Information Update. (05 October 2007)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (24 October 2007)

Announcement Mr Morgan informs the Company of his beneficial interests. (05 October 2007)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (25 October 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 October 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 October 2007)

Announcement
Company announces amendment to announcement on 4 October 2007 in relation to the purchase of own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans.
(09 October 2007)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (26 October 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 October 2007)	Announcement Lord Blyth and Mr Rose inform the Company of their beneficial interests. (29 October 2007)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 October 2007)
Announcement Legal & General Group PLC informs the Company of its interests. (29 October 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 October 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 October 2007)

Announcement Company issues Interim Management Statement. (16 October 2007)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (29 October 2007)

Announcement Company announces lodgment of documents for inspection and result of AGM. (17 October 2007)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (30 October 2007)

Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (17 October 2007)	Announcement Mr Walsh informs the Company of his beneficial interests. (31 October 2007)

Announcement Mr Rose and persons discharging managerial responsibilities inform the company of their beneficial interests. (18 October 2007)	Announcement Company announces total voting rights. (31 October 2007)

Announcement
Company purchases its own securities for holding in employee benefits trusts through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans.
(18 October 2007)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (31 October 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 01-Oct-07
Number	9228E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 1,085.05 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 278,249,947 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,615,323,176.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 02-Oct-07
Number	0203F
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 667,965 ordinary shares at a price of 1,088.64 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 278,917,912 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,614,655,211.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 03-Oct-07
Number	PRNUK-0310
TO: Regulatory Information Service
       PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,936 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,004.06 pence per share.
Following this release, the Company holds 278,915,976 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,614,657,147.
3 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:47 03-Oct-07
Number	1101F
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,096.31 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	11:45 05-Oct-07
Number	PRNUK-0510
TO: Regulatory Information Service
     PR Newswire
RE: CHAPTER 5, PARAGRAPH 5.2 OF THE PROSPECTUS RULES
Annual Information Update for the 12 months up to and including 27 September 2007.
Diageo plc (the ‘Company’) announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.
The following UK regulatory announcements have been made via a Regulatory

Information Service.

Time/Date	Code	Name	Headline
25/09/2006 16:58	DGE	Diageo PLC	Transaction in Own Shares

26/09/2006 18:00	DGE	Diageo PLC	Transaction in Own Shares

27/09/2006 13:38	DGE	Diageo PLC	Transaction in Own Shares

29/09/2006 14:54	DGE	Diageo PLC	Publication of Prospectus

02/10/2006 13:34	DGE	Diageo PLC	Director/PDMR Shareholding

02/10/2006 17:05	DGE	Diageo PLC	Transaction in Own Shares

03/10/2006 17:05	DGE	Diageo PLC	Transaction in Own Shares

04/10/2006 13:35	DGE	Diageo PLC	Transaction in Own Shares

04/10/2006 16:54	DGE	Diageo PLC	Transaction in Own Shares

05/10/2006 14:42	DGE	Diageo PLC	Holding(s) in Company

05/10/2006 16:45	DGE	Diageo PLC	Transaction in Own Shares

06/10/2006 16:56	DGE	Diageo PLC	Transaction in Own Shares

09/10/2006 17:15	DGE	Diageo PLC	Transaction in Own Shares

10/10/2006 14:42	DGE	Diageo PLC	Director/PDMR Shareholding

10/10/2006 16:37	DGE	Diageo PLC	Transaction in Own Shares

11/10/2006 10:00	DGE	Diageo PLC	Director/PDMR Shareholding

11/10/2006 17:03	DGE	Diageo PLC	Transaction in Own Shares

12/10/2006 14:25	DGE	Diageo PLC	Holding(s) in Company

Time/Date	Code	Name	Headline
13/10/2006 10:19	DGE	Diageo PLC	Director/PDMR Shareholding

16/10/2006 09:28	DGE	Diageo PLC	Annual Information Update

17/10/2006 12:00	DGE	Diageo PLC	AGM Statement

18/10/2006 16:11	DGE	Diageo PLC	Result of AGM

18/10/2006 18:00	DGE	Diageo PLC	Transaction in Own Shares

19/10/2006 17:33	DGE	Diageo PLC	Transaction in Own Shares

20/10/2006 12:12	DGE	Diageo PLC	Holding(s) in Company

20/10/2006 12:19	DGE	Diageo PLC	Transaction in Own Shares

25/10/2006 12:12	DGE	Diageo PLC	Director/PDMR Shareholding

25/10/2006 15:59	DGE	Diageo PLC	Transaction in Own Shares

25/10/2006 16:27	DGE	Diageo PLC	Transaction in Own Shares

27/10/2006 12:12	DGE	Diageo PLC	Director/PDMR Shareholding

27/10/2006 16:09	DGE	Diageo PLC	Transaction in Own Shares

27/10/2006 17:43	DGE	Diageo PLC	Transaction in Own Shares

30/10/2006 13:26	DGE	Diageo PLC	Director/PDMR Shareholding

30/10/2006 16:44	DGE	Diageo PLC	Transaction in Own Shares

31/10/2006 16:49	DGE	Diageo PLC	Transaction in Own Shares

01/11/2006 16:59	DGE	Diageo PLC	Transaction in Own Shares

02/11/2006 17:02	DGE	Diageo PLC	Transaction in Own Shares

03/11/2006 14:45	DGE	Diageo PLC	Director/PDMR Shareholding

Time/Date	Code	Name	Headline
03/11/2006 16:54	DGE	Diageo PLC	Transaction in Own Shares

06/11/2006 16:47	DGE	Diageo PLC	Transaction in Own Shares

07/11/2006 16:45	DGE	Diageo PLC	Transaction in Own Shares

08/11/2006 14:14	DGE	Diageo PLC	Transaction in Own Shares

08/11/2006 16:57	DGE	Diageo PLC	Transaction in Own Shares

09/11/2006 16:53	DGE	Diageo PLC	Transaction in Own Shares

10/11/2006 15:09	DGE	Diageo PLC	Director/PDMR Shareholding

10/11/2006 15:14	DGE	Diageo PLC	Transaction in Own Shares

10/11/2006 16:54	DGE	Diageo PLC	Transaction in Own Shares

13/11/2006 16:54	DGE	Diageo PLC	Transaction in Own Shares

14/11/2006 16:55	DGE	Diageo PLC	Transaction in Own Shares

15/11/2006 11:42	DGE	Diageo PLC	Transaction in Own Shares

15/11/2006 16:54	DGE	Diageo PLC	Transaction in Own Shares

16/11/2006 16:52	DGE	Diageo PLC	Transaction in Own Shares

17/11/2006 17:01	DGE	Diageo PLC	Transaction in Own Shares

20/11/2006 17:02	DGE	Diageo PLC	Transaction in Own Shares

21/11/2006 17:04	DGE	Diageo PLC	Transaction in Own Shares

22/11/2006 13:14	DGE	Diageo PLC	Transaction in Own Shares

22/11/2006 16:49	DGE	Diageo PLC	Transaction in Own Shares

23/11/2006 17:14	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
24/11/2006 17:04	DGE	Diageo PLC	Transaction in Own Shares

27/11/2006 17:14	DGE	Diageo PLC	Transaction in Own Shares

28/11/2006 16:52	DGE	Diageo PLC	Transaction in Own Shares

29/11/2006 16:57	DGE	Diageo PLC	Transaction in Own Shares

30/11/2006 16:51	DGE	Diageo PLC	Transaction in Own Shares

01/12/2006 14:04	DGE	Diageo PLC	Transaction in Own Shares

01/12/2006 14:05	DGE	Diageo PLC	Director/PDMR Shareholding

01/12/2006 14:09	DGE	Diageo PLC	Holding(s) in Company

01/12/2006 16:44	DGE	Diageo PLC	Transaction in Own Shares

04/12/2006 13:19	DGE	Diageo PLC	Transaction in Own Shares

04/12/2006 16:39	DGE	Diageo PLC	Transaction in Own Shares

05/12/2006 16:43	DGE	Diageo PLC	Transaction in Own Shares

06/12/2006 12:06	DGE	Diageo PLC	Transaction in Own Shares

06/12/2006 16:47	DGE	Diageo PLC	Transaction in Own Shares

06/12/2006 18:10	DGE	Diageo PLC	Diageo reopens bond

07/12/2006 16:49	DGE	Diageo PLC	Transaction in Own Shares

08/12/2006 15:29	DGE	Diageo PLC	Transaction in Own Shares

08/12/2006 17:39	DGE	Diageo PLC	Transaction in Own Shares

11/12/2006 14:21	DGE	Diageo PLC	Transaction in Own Shares

11/12/2006 14:24	DGE	Diageo PLC	Director/PDMR Shareholding

Time/Date	Code	Name	Headline
11/12/2006 17:42	DGE	Diageo PLC	Transaction in Own Shares

12/12/2006 17:38	DGE	Diageo PLC	Transaction in Own Shares

13/12/2006 15:43	DGE	Diageo PLC	Transaction in Own Shares

13/12/2006 17:46	DGE	Diageo PLC	Transaction in Own Shares

14/12/2006 17:42	DGE	Diageo PLC	Transaction in Own Shares

15/12/2006 11:46	DGE	Diageo PLC	Transaction in Own Shares

15/12/2006 17:48	DGE	Diageo PLC	Transaction in Own Shares

18/12/2006 17:59	DGE	Diageo PLC	Transaction in Own Shares

19/12/2006 17:35	DGE	Diageo PLC	Transaction in Own Shares

20/12/2006 14:36	DGE	Diageo PLC	Transaction in Own Shares

20/12/2006 17:39	DGE	Diageo PLC	Transaction in Own Shares

21/12/2006 15:58	DGE	Diageo PLC	Total Voting Rights

21/12/2006 16:42	DGE	Diageo PLC	Transaction in Own Shares

22/12/2006 09:57	DGE	Diageo PLC	Holding(s) in Company

22/12/2006 11:08	DGE	Diageo PLC	Annual Report and Accounts

22/12/2006 11:14	DGE	Diageo PLC	Transaction in Own Shares

22/12/2006 13:27	DGE	Diageo PLC	Transaction in Own Shares

29/12/2006 08:00	DGE	Diageo PLC	Share Buy Back Programme

02/01/2007 17:18	DGE	Diageo PLC	Transaction in Own Shares

03/01/2007 17:13	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
04/01/2007 17:05	DGE	Diageo PLC	Transaction in Own Shares

05/01/2007 12:08	DGE	Diageo PLC	Transaction in Own Shares

05/01/2007 17:46	DGE	Diageo PLC	Transaction in Own Shares

08/01/2007 13:58	DGE	Diageo PLC	Transaction in Own Shares

08/01/2007 17:30	DGE	Diageo PLC	Transaction in Own Shares

09/01/2007 17:27	DGE	Diageo PLC	Transaction in Own Shares

10/01/2007 12:46	DGE	Diageo PLC	Transaction in Own Shares

10/01/2007 12:51	DGE	Diageo PLC	Director/PDMR Shareholding

10/01/2007 17:36	DGE	Diageo PLC	Transaction in Own Shares

11/01/2007 17:44	DGE	Diageo PLC	Transaction in Own Shares

12/01/2007 18:01	DGE	Diageo PLC	Transaction in Own Shares

15/01/2007 18:20	DGE	Diageo PLC	Transaction in Own Shares

16/01/2007 16:54	DGE	Diageo PLC	Transaction in Own Shares

17/01/2007 17:20	DGE	Diageo PLC	Transaction in Own Shares

18/01/2007 17:25	DGE	Diageo PLC	Transaction in Own Shares

19/01/2007 14:05	DGE	Diageo PLC	Total Voting Rights

19/01/2007 17:26	DGE	Diageo PLC	Transaction in Own Shares

22/01/2007 17:03	DGE	Diageo PLC	Transaction in Own Shares

23/01/2007 17:36	DGE	Diageo PLC	Transaction in Own Shares

24/01/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
25/01/2007 17:19	DGE	Diageo PLC	Transaction in Own Shares

26/01/2007 15:06	DGE	Diageo PLC	Diageo confirms equity aquis

26/01/2007 15:41	DGE	Diageo PLC	Transaction in Own Shares

26/01/2007 15:47	DGE	Diageo PLC	Blocklisting — Interim Review

26/01/2007 18:08	DGE	Diageo PLC	Transaction in Own Shares

29/01/2007 14:40	DGE	Diageo PLC	Transaction in Own Shares

29/01/2007 16:59	DGE	Diageo PLC	Transaction in Own Shares

30/01/2007 16:20	DGE	Diageo PLC	Transaction in Own Shares

30/01/2007 16:52	DGE	Diageo PLC	Transaction in Own Shares

31/01/2007 17:46	DGE	Diageo PLC	Transaction in Own Shares

01/02/2007 12:19	DGE	Diageo PLC	Transaction in Own Shares

01/02/2007 16:17	DGE	Diageo PLC	Total Voting Rights

01/02/2007 17:56	DGE	Diageo PLC	Transaction in Own Shares

02/02/2007 15:07	DGE	Diageo PLC	Transaction in Own Shares

02/02/2007 17:35	DGE	Diageo PLC	Transaction in Own Shares

05/02/2007 16:01	DGE	Diageo PLC	Transaction in Own Shares

05/02/2007 17:26	DGE	Diageo PLC	Transaction in Own Shares

06/02/2007 17:36	DGE	Diageo PLC	Transaction in Own Shares

07/02/2007 17:23	DGE	Diageo PLC	Transaction in Own Shares

08/02/2007 18:03	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
09/02/2007 13:29	DGE	Diageo PLC	Transaction in Own Shares

09/02/2007 17:19	DGE	Diageo PLC	Transaction in Own Shares

12/02/2007 15:37	DGE	Diageo PLC	Director/PDMR Shareholding

12/02/2007 17:33	DGE	Diageo PLC	Transaction in Own Shares

13/02/2007 17:39	DGE	Diageo PLC	Transaction in Own Shares

14/02/2007 13:06	DGE	Diageo PLC	Transaction in Own Shares

14/02/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

15/02/2007 07:00	DGE	Diageo PLC	Interim Results

15/02/2007 14:31	DGE	Diageo PLC	Holding(s) in Company

15/02/2007 17:15	DGE	Diageo PLC	Transaction in Own Shares

16/02/2007 12:28	DGE	Diageo PLC	Transaction in Own Shares

16/02/2007 17:28	DGE	Diageo PLC	Transaction in Own Shares

19/02/2007 15:32	DGE	Diageo PLC	Director/PDMR Shareholding

19/02/2007 17:07	DGE	Diageo PLC	Transaction in Own Shares

20/02/2007 11:02	DGE	Diageo PLC	Director/PDMR Shareholding

20/02/2007 17:31	DGE	Diageo PLC	Transaction in Own Shares

21/02/2007 11:41	DGE	Diageo PLC	Transaction in Own Shares

21/02/2007 17:45	DGE	Diageo PLC	Transaction in Own Shares

22/02/2007 17:34	DGE	Diageo PLC	Transaction in Own Shares

23/02/2007 12:43	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
23/02/2007 17:38	DGE	Diageo PLC	Transaction in Own Shares

26/02/2007 17:37	DGE	Diageo PLC	Transaction in Own Shares

27/02/2007 11:33	DGE	Diageo PLC	Publication of Prospectus

27/02/2007 17:50	DGE	Diageo PLC	Transaction in Own Shares

28/02/2007 14:51	DGE	Diageo PLC	Total Voting Rights

28/02/2007 17:46	DGE	Diageo PLC	Transaction in Own Shares

02/03/2007 07:00	DGE	Diageo PLC	Transaction in Own Shares

02/03/2007 15:22	DGE	Diageo PLC	Transaction in Own Shares

02/03/2007 17:55	DGE	Diageo PLC	Transaction in Own Shares

05/03/2007 17:25	DGE	Diageo PLC	Transaction in Own Shares

06/03/2007 17:59	DGE	Diageo PLC	Transaction in Own Shares

07/03/2007 13:51	DGE	Diageo PLC	Transaction in Own Shares

07/03/2007 17:53	DGE	Diageo PLC	Transaction in Own Shares

09/03/2007 13:12	DGE	Diageo PLC	Transaction in Own Shares

09/03/2007 13:34	DGE	Diageo PLC	Doc re Interim Report

12/03/2007 15:54	DGE	Diageo PLC	Director/PDMR Shareholding

13/03/2007 13:55	DGE	Diageo PLC	Director/PDMR Shareholding

14/03/2007 07:00	DGE	Diageo PLC	Transaction in Own Shares

14/03/2007 17:30	DGE	Diageo PLC	Transaction in Own Shares

15/03/2007 17:27	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
16/03/2007 13:01	DGE	Diageo PLC	Transaction in Own Shares

16/03/2007 17:24	DGE	Diageo PLC	Transaction in Own Shares

19/03/2007 12:36	DGE	Diageo PLC	Transaction in Own Shares

19/03/2007 17:23	DGE	Diageo PLC	Transaction in Own Shares

20/03/2007 14:26	DGE	Diageo PLC	Holding(s) in Company

20/03/2007 17:11	DGE	Diageo PLC	Transaction in Own Shares

21/03/2007 14:09	DGE	Diageo PLC	Transaction in Own Shares

21/03/2007 17:34	DGE	Diageo PLC	Transaction in Own Shares

22/03/2007 17:58	DGE	Diageo PLC	Transaction in Own Shares

23/03/2007 17:34	DGE	Diageo PLC	Transaction in Own Shares

26/03/2007 13:26	DGE	Diageo PLC	Director/PDMR Shareholding

26/03/2007 17:36	DGE	Diageo PLC	Transaction in Own Shares

27/03/2007 17:15	DGE	Diageo PLC	Transaction in Own Shares

28/03/2007 14:51	DGE	Diageo PLC	Transaction in Own Shares

28/03/2007 17:18	DGE	Diageo PLC	Transaction in Own Shares

29/03/2007 10:09	DGE	Diageo PLC	Director/PDMR Shareholding

29/03/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

30/03/2007 15:53	DGE	Diageo PLC	Transaction in Own Shares

30/03/2007 15:57	DGE	Diageo PLC	Total Voting Rights

30/03/2007 18:08	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
02/04/2007 17:17	DGE	Diageo PLC	Transaction in Own Shares

03/04/2007 17:03	DGE	Diageo PLC	Transaction in Own Shares

04/04/2007 17:33	DGE	Diageo PLC	Transaction in Own Shares

05/04/2007 10:30	DGE	Diageo PLC	Director/PDMR Shareholding

05/04/2007 17:14	DGE	Diageo PLC	Transaction in Own Shares

10/04/2007 15:00	DGE	Diageo PLC	Director/PDMR Shareholding

10/04/2007 15:02	DGE	Diageo PLC	Transaction in Own Shares

12/04/2007 17:11	DGE	Diageo PLC	Transaction in Own Shares

13/04/2007 14:29	DGE	Diageo PLC	Transaction in Own Shares

13/04/2007 17:31	DGE	Diageo PLC	Transaction in Own Shares

16/04/2007 12:16	DGE	Diageo PLC	Director/PDMR Shareholding

16/04/2007 17:17	DGE	Diageo PLC	Transaction in Own Shares

17/04/2007 17:26	DGE	Diageo PLC	Transaction in Own Shares

18/04/2007 12:18	DGE	Diageo PLC	Director/PDMR Shareholding

18/04/2007 14:01	DGE	Diageo PLC	Transaction in Own Shares

18/04/2007 17:40	DGE	Diageo PLC	Transaction in Own Shares

19/04/2007 17:35	DGE	Diageo PLC	Transaction in Own Shares

20/04/2007 12:51	DGE	Diageo PLC	Transaction in Own Shares

23/04/2007 09:40	DGE	Diageo PLC	Transaction in Own Shares

23/04/2007 17:51	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
24/04/2007 17:28	DGE	Diageo PLC	Transaction in Own Shares

25/04/2007 17:31	DGE	Diageo PLC	Transaction in Own Shares

26/04/2007 14:29	DGE	Diageo PLC	Director/PDMR Shareholding

26/04/2007 17:41	DGE	Diageo PLC	Transaction in Own Shares

27/04/2007 18:13	DGE	Diageo PLC	Transaction in Own Shares

30/04/2007 13:44	DGE	Diageo PLC	Total Voting Rights

30/04/2007 16:46	DGE	Diageo PLC	Transaction in Own Shares

01/05/2007 16:44	DGE	Diageo PLC	Transaction in Own Shares

02/05/2007 13:56	DGE	Diageo PLC	Transaction in Own Shares

02/05/2007 16:40	DGE	Diageo PLC	Transaction in Own Shares

03/05/2007 17:02	DGE	Diageo PLC	Transaction in Own Shares

04/05/2007 13:53	DGE	Diageo PLC	Transaction in Own Shares

04/05/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

08/05/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

09/05/2007 13:44	DGE	Diageo PLC	Transaction in Own Shares

09/05/2007 16:44	DGE	Diageo PLC	Transaction in Own Shares

10/05/2007 17:14	DGE	Diageo PLC	Transaction in Own Shares

11/05/2007 12:44	DGE	Diageo PLC	Director/PDMR Shareholding

11/05/2007 12:44	DGE	Diageo PLC	Transaction in Own Shares

11/05/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
14/05/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

15/05/2007 16:12	DGE	Diageo PLC	Diageo launches & prices bond

15/05/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

16/05/2007 16:47	DGE	Diageo PLC	Transaction in Own Shares

17/05/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

18/05/2007 17:02	DGE	Diageo PLC	Transaction in Own Shares

18/05/2007 19:57	DGE	Diageo PLC	Transaction in Own Shares

21/05/2007 14:06	DGE	Diageo PLC	Transaction in Own Shares

21/05/2007 17:13	DGE	Diageo PLC	Transaction in Own Shares

22/05/2007 14:49	DGE	Diageo PLC	Publication of Final Terms

22/05/2007 16:47	DGE	Diageo PLC	Transaction in Own Shares

23/05/2007 15:44	DGE	Diageo PLC	Transaction in Own Shares

23/05/2007 16:43	DGE	Diageo PLC	Transaction in Own Shares

24/05/2007 17:12	DGE	Diageo PLC	Transaction in Own Shares

25/05/2007 16:06	DGE	Diageo PLC	Transaction in Own Shares

25/05/2007 17:00	DGE	Diageo PLC	Transaction in Own Shares

29/05/2007 16:06	DGE	Diageo PLC	Transaction in Own Shares

29/05/2007 16:58	DGE	Diageo PLC	Transaction in Own Shares

30/05/2007 15:05	DGE	Diageo PLC	Transaction in Own Shares

30/05/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
31/05/2007 15:57	DGE	Diageo PLC	Total Voting Rights

31/05/2007 17:07	DGE	Diageo PLC	Transaction in Own Shares

01/06/2007 15:25	DGE	Diageo PLC	Transaction in Own Shares

01/06/2007 17:04	DGE	Diageo PLC	Transaction in Own Shares

04/06/2007 13:47	DGE	Diageo PLC	Transaction in Own Shares

04/06/2007 14:21	83JA	Diageo PLC	FRN Variable Rate Fix

04/06/2007 17:23	DGE	Diageo PLC	Transaction in Own Shares

05/06/2007 11:44	DGE	Diageo PLC	Director/PDMR Shareholding

05/06/2007 17:00	DGE	Diageo PLC	Transaction in Own Shares

06/06/2007 14:09	DGE	Diageo PLC	Transaction in Own Shares

06/06/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

07/06/2007 18:02	DGE	Diageo PLC	Transaction in Own Shares

08/06/2007 13:34	DGE	Diageo PLC	Transaction in Own Shares

08/06/2007 17:47	DGE	Diageo PLC	Transaction in Own Shares

11/06/2007 13:37	DGE	Diageo PLC	Director/PDMR Shareholding

11/06/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

12/06/2007 16:41	DGE	Diageo PLC	Transaction in Own Shares

13/06/2007 15:37	DGE	Diageo PLC	Transaction in Own Shares

13/06/2007 16:54	DGE	Diageo PLC	Transaction in Own Shares

14/06/2007 17:23	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
15/06/2007 14:11	DGE	Diageo PLC	Transaction in Own Shares

15/06/2007 16:49	DGE	Diageo PLC	Transaction in Own Shares

18/06/2007 16:35	DGE	Diageo PLC	Diageo to Issue Trading State

18/06/2007 17:04	DGE	Diageo PLC	Transaction in Own Shares

19/06/2007 13:39	DGE	Diageo PLC	Director/PDMR Shareholding

19/06/2007 16:49	DGE	Diageo PLC	Transaction in Own Shares

20/06/2007 17:23	DGE	Diageo PLC	Transaction in Own Shares

21/06/2007 16:43	DGE	Diageo PLC	Transaction in Own Shares

22/06/2007 16:45	DGE	Diageo PLC	Transaction in Own Shares

25/06/2007 16:57	DGE	Diageo PLC	Transaction in Own Shares

26/06/2007 16:37	DGE	Diageo PLC	Transaction in Own Shares

27/06/2007 14:42	DGE	Diageo PLC	Transaction in Own Shares

27/06/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

28/06/2007 07:01	DGE	Diageo PLC	Trading Statement

28/06/2007 16:46	DGE	Diageo PLC	Transaction in Own Shares

29/06/2007 14:33	DGE	Diageo PLC	Transaction in Own Shares

29/06/2007 14:35	DGE	Diageo PLC	Total Voting Rights

29/06/2007 16:56	DGE	Diageo PLC	Transaction in Own Shares

02/07/2007 16:44	DGE	Diageo PLC	Transaction in Own Shares

03/07/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
04/07/2007 15:26	DGE	Diageo PLC	Transaction in Own Shares

04/07/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

05/07/2007 17:04	DGE	Diageo PLC	Transaction in Own Shares

06/07/2007 12:35	DGE	Diageo PLC	Transaction in Own Shares

06/07/2007 17:00	DGE	Diageo PLC	Transaction in Own Shares

09/07/2007 16:57	DGE	Diageo PLC	Transaction in Own Shares

10/07/2007 17:04	DGE	Diageo PLC	Transaction in Own Shares

11/07/2007 17:01	DGE	Diageo PLC	Transaction in Own Shares

12/07/2007 13:46	DGE	Diageo PLC	Director/PDMR Shareholding

12/07/2007 16:53	DGE	Diageo PLC	Transaction in Own Shares

13/07/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

16/07/2007 14:26	DGE	Diageo PLC	Transaction in Own Shares

16/07/2007 17:18	DGE	Diageo PLC	Transaction in Own Shares

17/07/2007 16:52	DGE	Diageo PLC	Transaction in Own Shares

18/07/2007 14:33	DGE	Diageo PLC	Transaction in Own Shares

18/07/2007 17:05	DGE	Diageo PLC	Transaction in Own Shares

19/07/2007 07:00	DGE	Diageo PLC	Directorate Change

19/07/2007 17:43	DGE	Diageo PLC	Transaction in Own Shares

20/07/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

23/07/2007 16:49	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
24/07/2007 16:48	DGE	Diageo PLC	Transaction in Own Shares

25/07/2007 16:58	DGE	Diageo PLC	Transaction in Own Shares

26/07/2007 17:38	DGE	Diageo PLC	Transaction in Own Shares

27/07/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

30/07/2007 17:46	DGE	Diageo PLC	Transaction in Own Shares

31/07/2007 16:08	DGE	Diageo PLC	Total Voting Rights

31/07/2007 18:10	DGE	Diageo PLC	Transaction in Own Shares

01/08/2007 13:43	DGE	Diageo PLC	Transaction in Own Shares

01/08/2007 17:45	DGE	Diageo PLC	Transaction in Own Shares

02/08/2007 17:41	DGE	Diageo PLC	Transaction in Own Shares

03/08/2007 17:31	DGE	Diageo PLC	Transaction in Own Shares

06/08/2007 14:56	DGE	Diageo PLC	Transaction in Own Shares

06/08/2007 15:07	DGE	Diageo PLC	Blocklisting — Interim Review

06/08/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

07/08/2007 16:39	DGE	Diageo PLC	Transaction in Own Shares

08/08/2007 16:39	DGE	Diageo PLC	Transaction in Own Shares

09/08/2007 16:48	DGE	Diageo PLC	Transaction in Own Shares

10/08/2007 15:31	DGE	Diageo PLC	Transaction in Own Shares

10/08/2007 15:34	DGE	Diageo PLC	Director/PDMR Shareholding

10/08/2007 17:26	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
13/08/2007 17:11	DGE	Diageo PLC	Transaction in Own Shares

14/08/2007 16:48	DGE	Diageo PLC	Transaction in Own Shares

15/08/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

16/08/2007 16:59	DGE	Diageo PLC	Transaction in Own Shares

17/08/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

20/08/2007 17:01	DGE	Diageo PLC	Transaction in Own Shares

21/08/2007 16:28	83JA	Diageo PLC	FRN Variable Rate Fix

21/08/2007 16:51	DGE	Diageo PLC	Transaction in Own Shares

22/08/2007 16:42	DGE	Diageo PLC	Transaction in Own Shares

23/08/2007 16:48	DGE	Diageo PLC	Transaction in Own Shares

24/08/2007 15:27	DGE	Diageo PLC	Transaction in Own Shares

28/08/2007 16:53	DGE	Diageo PLC	Transaction in Own Shares

29/08/2007 12:58	DGE	Diageo PLC	Transaction in Own Shares

29/08/2007 17:41	DGE	Diageo PLC	Transaction in Own Shares

30/08/2007 07:01	DGE	Diageo PLC	Preliminary Results

30/08/2007 17:03	DGE	Diageo PLC	Transaction in Own Shares

31/08/2007 13:40	DGE	Diageo PLC	Total Voting Rights

31/08/2007 13:40	DGE	Diageo PLC	Transaction in Own Shares

31/08/2007 16:43	DGE	Diageo PLC	Transaction in Own Shares

03/09/2007 17:04	DGE	Diageo PLC	Transaction in Own Shares

Time/Date	Code	Name	Headline
04/09/2007 16:37	DGE	Diageo PLC	Transaction in Own Shares

05/09/2007 17:34	DGE	Diageo PLC	Transaction in Own Shares

06/09/2007 16:42	DGE	Diageo PLC	Transaction in Own Shares

07/09/2007 16:59	DGE	Diageo PLC	Transaction in Own Shares

10/09/2007 15:10	DGE	Diageo PLC	Director/PDMR Shareholding

10/09/2007 15:13	DGE	Diageo PLC	Transaction in Own Shares

10/09/2007 16:47	DGE	Diageo PLC	Transaction in Own Shares

11/09/2007 16:45	DGE	Diageo PLC	Transaction in Own Shares

12/09/2007 15:16	DGE	Diageo PLC	Transaction in Own Shares

12/09/2007 18:15	DGE	Diageo PLC	Transaction in Own Shares

14/09/2007 13:32	DGE	Diageo PLC	Transaction in Own Shares

17/09/2007 16:06	DGE	Diageo PLC	Annual Report and Accounts

17/09/2007 16:20	DGE	Diageo PLC	20-F Filing

18/09/2007 11:31	DGE	Diageo PLC	Transaction in Own Shares

18/09/2007 15:37	DGE	Diageo PLC	Director/PDMR Shareholding

18/09/2007 17:24	DGE	Diageo PLC	Transaction in Own Shares

19/09/2007 16:58	DGE	Diageo PLC	Transaction in Own Shares

20/09/2007 14:18	DGE	Diageo PLC	Director/PDMR Shareholding

20/09/2007 17:19	DGE	Diageo PLC	Transaction in Own Shares

21/09/2007 07:02	DGE	Diageo PLC	Directorate Change

Time/Date	Code	Name	Headline
21/09/2007 16:35	DGE	Diageo PLC	Director/PDMR Shareholding

21/09/2007 17:02	DGE	Diageo PLC	Transaction in Own Shares

24/09/2007 16:46	DGE	Diageo PLC	Transaction in Own Shares

26/09/2007 12:26	DGE	Diageo PLC	Director/PDMR Shareholding

26/09/2007 16:24	DGE	Diageo PLC	Transaction in Own Shares

27/09/2007 07:10	DGE	Diageo PLC	Transaction in Own Shares

27/09/2007 13:18	DGE	Diageo PLC	Director Declaration

27/09/2007 15.19	DGE	Diageo PLC	Publication of Prospectus
Details of all regulatory announcements can be found in full on the Company’s price page of the London Stock Exchange website at www.londonstockexchange.com. This information was submitted to other EEA States in compliance with the Company’s obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.
The Company also submitted filings to the Securities and Exchange Commission (‘SEC’) in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC’s website at www.sec.gov
The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.
The Company’s Annual Report for the period ending 30 June 2007 (which was filed with the UKLA Document Viewing Facility on 20 September 2007) can be found on the Company’s website, as can the Interim Report 2007 published on 8 March 2007 and the 2007 AGM documents.
Further information regarding the Company and its activities is available at www.diageo.com
A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company’s registered office:
The Company Secretarial Department
Diageo plc
8 Henrietta Place
London
W1G 0NB
In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.
John Nicholls
Deputy Company Secretary
5 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:20 05-Oct-07
Number	PRNUK-0510
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 4 October 2007, that Mr A Morgan, a Person Discharging Managerial Responsibilities, had exercised 186,542 options over Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Company’s Senior Executive Share Option Plan, on 4 October 2007. Mr Morgan subsequently sold 181,890 Ordinary Shares, on 4 October 2007, at a price per share of £10.99.
Mr Morgan retains beneficial ownership of the balance of 4,652 Ordinary Shares.
As a result of the above, Mr Morgan’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 136,442.
5 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:15 08-Oct-07
Number	PRNUK-0810
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 670 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,004.06 pence per share.
Following this release, the Company holds 278,915,306 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,614,259,665.
8 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in OwnShs-Replace
Released	13:03 09-Oct-07
Number	3995F
This announcement replaces the original announcement released on 04/10/07 at 17:43, RNS No: 1951F.
The number of ordinary shares in issue (excluding shares held as treasury shares) should have read 2,614,257,147 and not 2,893,173,123 as previously stated. All other details remain unchanged. The amended text appears below:
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 484,049 ordinary shares at a price of 1108.15 pence per share. The purchased shares will be held in employee benefit trusts for the purpose of satisfying share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds 278,915,976 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,614,257,147.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:23 10-Oct-07
Number	PRNUK-1010
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,818 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,004.06 pence per share.
Following this release, the Company holds 278,911,488 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,614,263,843.
10 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:33 10-Oct-07
Number	PRNUK-1010
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1. it received notification on 10 October 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 October 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.90.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	360,845

P S Walsh	643,190

Name of PDMR	Number of Ordinary Shares
S Fletcher	133,210

J Grover	171,362

A Morgan	136,460

G Williams	212,320 (of which 5,684 are held in the form of ADS*)

2. it received notification on 10 October 2007 from Lord Blyth, a director of the Company, that he has purchased 957 Ordinary Shares on 10 October 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £ 10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.90.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 148,509.
3. it received notification on 10 October 2007 from Todd Stitzer, a director of the Company, that he has purchased 91 Ordinary Shares on 10 October 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.90.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,588.
10 October 2007

*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:14 15-Oct-07
Number	PRNUK-1510
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,184 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,004.06 pence per share.
Following this release, the Company holds 278,909,304 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,614,265,667.
15 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	11:18 16-Oct-07
Number	7814F
16 October 2007
Interim management statement for the three months ended 30 September 2007
Diageo maintains full year guidance for 9% organic operating profit growth.
In the three month period ended 30 September 2007 Diageo’s organic net sales growth was 5%. However, the combined impact of two changes in the quarter has reduced organic net sales growth by over one percentage point. Firstly, the incremental net sales arising from price increases made in Venezuela to reflect the movement in the parallel exchange rate are now excluded when calculating organic net sales growth. In addition, as previously announced, the required change in Diageo’s route to market in Korea has also impacted organic net sales growth. Diageo is now selling to a third party distributor at a net sales value per case which is lower than last year as the distributor is responsible for the marketing and distribution costs previously incurred directly by Diageo in Korea. The anticipated full year operating profit impact of both these changes was included in the fiscal 2008 organic operating profit growth guidance of 9% which Diageo gave at the time of its 2007 preliminary results in August 2007.
There has been no material change in the financial position of the group during the period. £283 million of share repurchases as part of the buy back programme were the principal reason for the movement in net assets from £4.2 billion at 30 June 2007 to £4.1 billion at 30 September 2007.
Paul Walsh, Chief Executive of Diageo commented:
‘At our results presentation in August I said that Diageo’s strengths are the quality and diversity of our brands, our routes to market and our global reach. Trading since the beginning of the year has again demonstrated these strengths. The second quarter is a key selling period for us and although we continue to watch for any impact that recent financial market volatility may have on broader trading conditions we are maintaining our guidance for 9% organic operating profit growth for the current fiscal year.’

ENDS
Explanatory notes
The introduction of the EU Transparency Directive in 2006 required companies whose securities are admitted to trading on a regulated market in the EU to issue interim management statements for financial years beginning after 20 January 2007. Diageo is therefore required to publish interim management statements from the financial year beginning 1 July 2007. At the time of the preliminary results on 30 August 2007 Diageo announced the following timetable for issuing interim management statements:
At the AGM on 16 October 2007
At the interim results in February 2008
In May 2008
At the preliminary results in August 2008
For further information:
Investor enquiries:                      Investor relations                     + 44 (0) 20 7927 4267
Media enquiries:                         Isabelle Thomas                      + 44 (0) 20 7927 5967
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2007 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC. All readers, wherever based, should take note of these disclosures.

Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, Je B, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	16:22 17-Oct-07
Number	PRNUK-1710
TO: Regulatory Information Service
     PR Newswire
RE: CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces that:
1. in accordance with Listing Rule 9.6.3(1), two copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM’) held on 16 October 2007 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.
2. voting on the resolutions put to the Company’s AGM was as follows (all the resolutions were passed):

RESOLUTION	VOTES FOR	%*	VOTES AGAINST	%*	VOTES WITHHELD
1. Reports and accounts 2007	1,823,419,272	97.995	37,315,645	2.005	1,591,417
2. Directors’ remuneration report 2007*	1,763,581,160	96.687	60,437,378	3.313	38,336,024
3. Declaration of final dividend	1,862,248,818	99.998	42,126	0.002	65,880
4. Re-election of Ms M Lilja	1,847,388,670	99.228	14,375,044	0.772	592,923
5. Re-election of Mr NC Rose	1,857,350,203	99.748	4,695,555	0.252	299,213
6. Re-election of Mr PA Walker	1,840,571,553	98.864	21,153,705	1.136	617,324
7. Re-appointment and remuneration of auditor	1,835,090,224	99.655	6,350,083	0.345	20,897,984
8. Authority to allot relevant securities	1,842,131,006	98.935	19,826,392	1.065	391,510
9. Disapplication of pre-emption rights	1,834,878,182	98.564	26,723,698	1.436	742,237
10. Authority to purchase own ordinary shares	1,859,897,113	99.882	2,200,821	0.118	247,785
11. Authority to make political donations/ expenditure**	1,733,121,288	96.637	60,319,426	3.363	68,903,295
12. 2007 US Employee Stock Purchase Plan **	1,847,877,491	99.264	13,707,114	0.736	745,781
13. Amendments to articles of association**	1,858,084,085	99.977	431,328	0.023	3,835,268

Notes
* As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld)
** Resolutions other than those concerning ordinary business
17 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 17-Oct-07
Number	9059F
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,100,000 ordinary shares at a price of 1,113.04 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 280,009,304 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,613,165,667.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:22 18-Oct-07
Number	PRNUK-1810
TO: Regulatory Information Service
       PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 17 October 2007 that:
1. Mr NC Rose, a director, had exercised the following options over Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan (‘SESOP’), on 17 October 2007:

		Grant price per granted
Grant Date	No of Ordinary Shares	Ordinary Share
10 October 2003	274,461	£6.49

11 October 2004	278,465	£7.07
Mr Rose subsequently sold 547,926 Ordinary Shares, on 17 October 2007, at an average price per share of £11.099.
Mr Rose retains beneficial ownership of the balance of 5,000 Ordinary Shares.
2. Mr S Fletcher, a Person Discharging Managerial Responsibilities (‘PDMR’), had exercised the following options over Ordinary Shares under the SESOP, on 17 October 2007:

		Grant price per granted
Grant Date	No of Ordinary Shares	Ordinary Share
11 October 2002	2,239	£7.59

10 October 2003	131,394	£6.49

11 October 2004	128,498	£7.07
Mr Fletcher subsequently sold 258,000 Ordinary Shares, on 17 October 2007, at an average price per share of £11.001, and transferred 2,000 Ordinary Shares to his spouse. These 2,000 Ordinary Shares were subsequently sold, on 17 October 2007, at an average price per share of £11.001.
Mr Fletcher retains beneficial ownership of the balance of 2,131 Ordinary Shares.
3. Mr T Proctor, a PDMR, had exercised the following options over American Depositary Shares in the Company (‘ADS’) under the SESOP, on 17 October 2007:

Grant Date	No of ADS* granted	Grant price per ADS*
11 October 2002	54,530	$47.31

10 October 2003	50,234	$43.82

11 October 2004	45,365	$50.92
Mr Proctor subsequently sold 148,629 ADSs on 17 October 2007, at a price per ADS of $90.904.
Mr Proctor retains beneficial ownership of the balance of 1,500 ADSs.
4. the following PDMRs were granted options to subscribe for ADSs under the Company’s US Employee Stock Purchase Plan (also known as the US Sharevalue Plan):

Name of PDMR	Grant Date	No of ADS* granted	Grant price per ADS*
R Malcolm	1 October 2006	329.9241	$60.62

I Menezes	1 October 2006	329.9241	$60.62

T Proctor	1 October 2006	329.9241	$60.62
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
NC Rose	365,845

Name of PDMR	Number of Ordinary Shares
S Fletcher	135,341

Number of ADS*
T Proctor	28,964
18 October 2007

* 1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 18-Oct-07
Number	9855F
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 651,084 ordinary shares at a price of 1,121.45 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 280,660,388 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,612,514,583.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:29 19-Oct-07
Number	PRNUK-1910
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,120 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,654,268 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,612,520,703.
19 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:36 19-Oct-07
Number	PRNUK-1910
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 19 October 2007, that Mr J Pollaers, a Person Discharging Managerial Responsibilities, had acquired an interest in 5,493 Ordinary Shares of 28 101/ 108 pence each in the Company (‘Ordinary Shares’) by way of a release under the Company’s Discretionary Incentive Plan (‘DIP’) granted on 10 October 2003. The market price at the date of release was £11.01.
As a result of the above, Mr Pollaers’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 45,397.
19 October 2007.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 19-Oct-07
Number	0672G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 1,111.54 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:05 22-Oct-07
Number	PRNUK-2210
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 19 October 2007, that Mr I Menezes, a Person Discharging Managerial Responsibilities, had on 18 October 2007 exercised 50,662 options over American Depositary Shares in the Company (‘ADS’*), granted on 10 October 2003 at a price per ADS of $43.82 under the Company’s Senior Executive Share Option Plan (‘SESOP’). Mr Menezes subsequently sold 50,162 ADSs, on 18 October 2007, at a price per ADS of $91.8136.
Mr Menezes retains beneficial ownership of the balance of 500 ADSs.
As a result of the above, Mr Menezes’s interests in the Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 273,094 (of which 180,096 are held as ADSs).
22 October 2007

*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 24-Oct-07
Number	3142G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,106 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 25-Oct-07
Number	3970G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 475,000 ordinary shares at a price of 1,100.33 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 26-Oct-07
Number	PRNUK-2610
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,128 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,648,140 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,610,851,831.
26 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 26-Oct-07
Number	4847G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,100.05 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:51 29-Oct-07
Number	PRNUK-2910
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification today that the following directors, as participants in the Diageo Dividend Reinvestment Plan (the ‘Plan’) received ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of the final dividend paid on 22 October 2007 as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	2,681

NC Rose	6,485
The Ordinary Shares were purchased on 22, 23 and 24 October 2007 (with a settlement date of 29 October 2007) at an average price of £11.019.
As a result of the above transaction, these directors’ interests in the

Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	151,190

NC Rose	372,330
29 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:08 29-Oct-07
Number	PRNUK-2910
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
2. Reason for the notification State
Yes/No
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify): First notification under DTR Sourcebook
3. Full name of person(s) subject to the notification obligation (iii): Legal & Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv): Legal & General Assurance (Pensions Management) (PMC)
5. Date of the transaction (and date on which the threshold is 17/10/2007 crossed or reached if different) (v):
6. Date on which issuer notified: 26/10/2007
7. Threshold(s) that is/are crossed or reached: From 3% — 4% (L&G)
8. Notified details:
A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering shares if possible using the ISIN CODE the Triggering transaction (vi) transaction (vii)

	Number	Number	Number
Number	of Voting	of	of Voting	% of Voting
of	Rights	Shares	Rights	rights
Shares	Direct	Indirect	Direct	Indirect
Direct	(viii)	(ix)	(x)	(xi)
93,705,584	93,705,584	107,824,143	107,824,143	4.12
ORD
28.935P
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of voting
rights that may be
acquired if the
Type of		Exercise/	instrument	% of
Financial	Expiration	Conversion	is exercised/	voting
instrument	date (xiii)	Period/ Date (xiv)	converted	rights
Total (A+B)

Number of voting rights	% of voting rights

107,824,143	4.12
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (107,824,143-4.12% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
(93,381,786-3.57&=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (93,381,786-3.57& =PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: Notification using the total voting rights figure of 2,610,851,831.
First notification under DTR Sourcebook
14. Contact name: Helen Lewis
15. Contact telephone number: 020 3124 3851
Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities) Company Secretarial Dept, Diageo plc
Contact address (registered office for legal entities) 8 Henrietta Place London W1G 0NB Phone number +44 (0) 207 927 5200
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable (xvii)
Full name
Contact address
Phone number
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%’.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding’ and voting rights `indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:27 29-Oct-07
Number	PRNUK-2910
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,565 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,643,575 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,610,456,396.
29 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 29-Oct-07
Number	5622G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 1,098.21 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 30-Oct-07
Number	6510G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 1,098.1 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:16 31-Oct-07
Number	PRNUK-3110
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 30 October 2007, that Mr PS Walsh, a director, had exercised options on 30 October

2007 over 100,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 10 October 2003 at a price per share of £6.49 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 95,000 Ordinary Shares, on 30 October 2007, at a price per share of £ 11.00.
Mr Walsh retains beneficial ownership of the balance of 5,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 648,190.
31 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:51 31-Oct-07
Number	PRNUK-3110
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,890,149,971 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,643,575 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,609,506,396 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 October 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 31-Oct-07
Number	7640G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,099.09 pence per share.
END